Exhibit 99.1

Brookfield Infrastructure Partners L.P.

   News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2013 third quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2013 third quarter results conference call can be accessed via webcast on November 6, 2013 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America, or for overseas calls please dial  +1-631-982-4565 at approximately 8:50 a.m.  The teleconference taped rebroadcast will also be available until midnight on December 6, 2013. To access this rebroadcast, please call 1-800-319-6413 or outside Canada & U.S. please call +1-604-638-9010 (password: 9245#).

BROOKFIELD INFRASTRUCTURE REPORTS STRONG 2013 THIRD QUARTER RESULTS

November 6, 2013 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2013.

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions (except per unit amounts)	2013	2012	2013	2012

FFO1	$167	$113	$507	$332
– per unit2	0.80	0.58	2.47	1.76
Net income	33	68	137	56
– per unit3	0.12	0.33	0.55	0.23

Brookfield Infrastructure posted strong results for the quarter ended September 30, 2013 with funds from operations (“FFO”) totalling $167 million ($0.80 per unit) compared to FFO of $113 million ($0.58 per unit) in the third quarter of 2012.  This 48% increase (38% on a per unit basis) in FFO was primarily driven by organic growth in most of its businesses, in addition to incremental earnings from capital deployed in order to grow its transport and utilities businesses. For the quarter, Brookfield Infrastructure generated an AFFO yield4 of 12%, and currently has a payout ratio5 of 59% that is conservative versus its long-term target range of 60%-70%.

Brookfield Infrastructure reported net income of $33 million ($0.12 per unit) for the period ended September 30, 2013, compared to net income of $68 million ($0.33 per unit) in the prior quarter. The benefit of a deferred tax recovery at our North American gas transmission business in the third quarter of 2012, higher depreciation and amortization expenses associated with our expanded asset base and deferred tax charges relating to the sale of its Pacific Northwest timberlands more than offset the growth in FFO.

“Our results this quarter were strong as virtually all of our operations performed better than the prior year,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure.  “Our focus has shifted from capital recycling to capital deployment.  We have advanced a number of initiatives, including increasing our investments in our toll roads and expanding our district energy business.  We continue to evaluate a number of opportunities and are enthusiastic about our growth prospects going forward.”

Segment Performance

Brookfield Infrastructure’s utilities platform produced FFO of $97 million in the current quarter compared with $80 million in the third quarter of 2012. The increase was primarily due to the impact of the investments made in its UK regulated distribution business and its Chilean electricity transmission system at the end of last year.  Excluding the contribution from these investments, the underlying performance of the utilities platform was solid, benefitting from inflation indexation and additions to the rate base of its existing operations.

The transport platform generated FFO of $82 million in the third quarter of 2013, compared to $40 million in the prior year period.  The significant increase in FFO was driven by the commissioning of the Australian railroad’s expansion program, the final portion of which was commissioned in March 2013 and a higher contribution from the toll road business, where significant investments have been made over the past 12 months.

Brookfield Infrastructure’s energy platform earned FFO of $14 million in the current quarter which was consistent with $14 million in the third quarter of 2012.  Contributions from its recently acquired district energy system in Toronto were offset by lower results at its natural gas transmission system which continues to be impacted by weak market fundamentals in the North American natural gas market.

The following table presents net income and FFO by segment:

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions, unaudited	2013	2012	2013	2012

Net income by segment
Utilities	$64	$38	$129	$98
Transport	23	13	53	17
Energy	1	24	16	14
Corporate and other	(55)	(7)	(61)	(73)
Net income	$33	$68	$137	$56

FFO by segment
Utilities	$97	$80	$285	$223
Transport	82	40	232	114
Energy	14	14	54	55
Corporate and other	(26)	(21)	(64)	(60)
FFO	$167	$113	$507	$332

Growth Initiatives

During the quarter, Brookfield Infrastructure initiated and completed a number of growth initiatives:

•
Invested a further approximately $500 million into its Brazilian toll road platform, increasing its ownership to approximately 31%. The business has performed well since the initial acquisition in December 2012, and has recently invested over R$500 million of growth capital to widen its roads, which is expected to facilitate higher traffic going forward.

•	Commissioned the second segment of the Texas transmission system. We expect to have the project fully commissioned into the rate base by the end of the year.

•
Achieved approximately 70% of anticipated savings following the integration of Inexus into its UK regulated distribution business. The Partnership is continuing to implement the business plan to achieve the balance of synergies. It is also focused on extending its multi-utility capabilities into offerings such as fibre-to-home connections, with several sales completed in the quarter, positioning the business well for future growth.

•
Advancing several growth opportunities at its district energy business in Toronto. During the quarter it completed the connection of a commercial office property in downtown Toronto to its system and made substantial progress with development plans relating to two additional buildings that it expects to have connected by the end of next year.

•	Acquired district energy systems in Houston and New Orleans. Brookfield Infrastructure is progressing the necessary consents and anticipates closing the transaction in the fourth quarter.

Distributions

The Board of Directors has declared a quarterly distribution in the amount of $0.43 per unit, payable on December 31, 2013 to unitholders of record as at the close of business on November 29, 2013.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

Brookfield Infrastructure’s Letter to Unitholders and the Supplemental Information are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. Brookfield Infrastructure’s payout policy targets 5% to 9% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “continue”, “will”, “tend to”, “target” “future”, “growth”, “expect”, “going forward”, “anticipate”, “believe” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business, statements with respect to our assets tending to appreciate in value over time and the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our energy distribution and transmission businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs and other non-cash items. A reconciliation of net income to FFO is available on page 5 of this release.

2
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and nine months ended September 30, 2013 were 209.9 million and 205.5 million, respectively (2012 – 194.8 million and 188.4 million, respectively).

3	Represents net income per limited partnership unit (see Consolidated Statements of Operating Results on page 8 for details).
4  AFFO yield is defined as AFFO (FFO less maintenance capital expenditures) over time weighted average invested capital.
5  Payout ratio is defined as distributions to unitholders plus GP incentive distribution rights divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended Sept. 30,		For the nine-month period ended Sept. 30,
(US$ MILLIONS, UNAUDITED)	2013	2012	2013	2012

Adjusted EBITDA
Utilities	$138	$119	$409	$338
Transport	128	63	354	184
Energy	31	30	104	107
Corporate and other	(25)	(15)	(43)	(32)
Total	272	197	824	597

Financing costs	(103)	(92)	(319)	(279)
Other (expenses) income	(2)	8	2	14
Funds from operations (FFO)	167	113	507	332

Depreciation and amortization	(93)	(69)	(302)	(209)
Deferred taxes and other items	(41)	24	(68)	(67)
Net income attributable to the partnership	$33	$68	$137	$56

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense, cash taxes and other income.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	Net Invested Capital
(US$ MILLIONS, UNAUDITED)	Sept. 30, 2013	Dec 31, 2012

Assets
Operating Platforms
Utilities	$2,127	$2,218
Transport	2,401	2,335
Energy	943	938
Corporate cash and financial assets	373	7
Other assets, net	—	472
	$5,844	$5,970

Liabilities
Corporate borrowings	$578	$946
Other liabilities, net	214	—
	792	946

Capitalization
Partnership capital	5,052	5,024
	$5,844	$5,970

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position on page 7 of this release.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ MILLIONS, UNAUDITED)	Sept. 30, 2013	Dec 31, 2012

Assets
Cash and cash equivalents	$280	$263
Financial assets	371	—
Accounts receivable	361	372
Other current assets	40	111
Assets classified as held for sale	402	—
Total current assets	1,454	746

Property, plant and equipment	7,020	7,970
Intangible assets	4,156	4,497
Standing timber	—	2,997
Investments in associates	2,275	2,179
Investment properties	157	213
Deferred income taxes and other	403	1,116
Total assets	$15,465	$19,718

Liabilities and partnership capital
Accounts payable and other	$612	$582
Non-recourse borrowings	61	663
Financial liabilities	59	46
Total current liabilities	732	1,291

Corporate borrowings	578	946
Non-recourse borrowings	5,632	6,330
Financial liabilities	545	839
Deferred income taxes and other	1,612	2,504
Total liabilities	9,099	11,910

Partnership capital
Limited partners	3,655	3,632
General partner	25	27
Non-controlling interest – redeemable partnership units held by Brookfield	1,372	1,365
Non-controlling interest – in operating subsidiaries	1,314	2,784
Total partnership capital	6,366	7,808
Total liabilities and partnership capital	$15,465	$19,718

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended Sept. 30,		For the nine-month period ended Sept. 30,
(US$ MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED)	2013	2012	2013	2012

Revenues	$431	$374	$1,356	$1,073
Direct operating costs	(187)	(190)	(611)	(537)
General and administrative expenses	(28)	(25)	(82)	(67)
Depreciation and amortization expense	(81)	(56)	(250)	(158)
	135	103	413	311
Interest expense	(87)	(75)	(264)	(224)
Share of earnings from associates	20	40	55	8
Gain on sale of associate	—	—	18	—
Valuation (losses) gains and other	(33)	14	(43)	(35)
Income before income tax	35	82	179	60
Income tax recovery (expense)
Current	14	(5)	4	(11)
Deferred	19	11	13	37
Net income from continuing operations	68	88	196	86
Income (loss) from discontinued operations, net of income tax	(11)	7	45	25
Non-controlling interest – in operating subsidiaries	(24)	(27)	(104)	(55)
Net income attributable to partnership	$33	$68	$137	$56
Attributable to:
Non-controlling interest – redeemable partnership units held by Brookfield	$7	$18	$32	$12
General partner	8	4	24	12
Limited partners	18	46	81	32
Basic and diluted earnings per unit attributable to:
Limited partners1	$0.12	$0.33	$0.55	$0.23

1 Average number of limited partnership units outstanding on a time weighted average basis for the three and nine months ended September 30, 2013 were 150.1 million and 147.0 million, respectively (2012 – 139.3  million and 134.7  million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended Sept. 30,		For the nine-month period ended Sept. 30,
(US$ MILLIONS, UNAUDITED)	2013	2012	2013	2012

Operating Activities
Net income	$57	$95	$241	$111
Adjusted for the following items:
Share of earnings from associates, net of distributions	2	(35)	(16)	19
Depreciation and amortization expense	81	56	250	159
Gain on sale of associate	—	—	(18)	—
Valuation losses (gains) and other	9	15	47	81
Deferred tax recovery	(19)	(10)	—	(36)
Change in non-cash working capital, net	59	31	50	60
Cash from operating activities	189	152	554	394

Investing Activities
Net investment in: Operating assets	468	—	605	(25)
Associates	(514)	(24)	(491)	(235)
Long-lived assets	(97)	(168)	(313)	(510)
Financial assets	(341)	31	(371)	(49)
Net settlement of foreign exchange contracts	(2)	4	2	15
Cash used by investing activities	(486)	(157)	(568)	(804)

Financing Activities
Distribution to limited and general partners	(98)	(79)	(290)	(225)
Net borrowings (repayments):
Corporate	193	(285)	(353)	92
Subsidiary	82	115	450	337
Issuance of partnership units (inclusive of dividend reinvestment plan)	2	497	336	499
Subsidiary distributions to non-controlling interest	(24)	(17)	(94)	(61)
Cash from financing activities	155	231	49	642

Cash and cash equivalents
Change during the period	(142)	226	35	232
Impact of foreign exchange on cash	3	(1)	(18)	(1)
Balance, beginning of period	419	159	263	153
Balance, end of period	$280	$384	$280	$384